Exhibit (i)

[ROPES & GRAY LETTERHEAD]


ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM


April 1, 2009



DWS Institutional Funds
One Beacon Street
Boston, Massachusetts 02108

Ladies and Gentlemen:

You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and to offer and to sell from time to time, shares of beneficial interest (the "Shares") of the Daily Assets Fund Institutional (the "Fund"), a series of DWS Institutional Funds (the "Trust").

We act as counsel for the Trust and have examined the Trust's Amended and Restated Declaration of Trust and amendments thereto on file at the office of the Secretary of The Commonwealth of Massachusetts (collectively, the "Declaration of Trust") and the Trust's By-Laws, as amended. We have also examined such other documents as we deem necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of the Fund registered under the Act ("Registered Shares") has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Registered Shares and upon receipt by the Trust of the authorized consideration therefor, in an amount not less than the Class reported net asset value per share, determined in accordance with the Declaration of Trust, By-laws and policies of the Board of Trustees of the Fund, the Registered Shares so issued will be legally issued, fully paid and nonassessable. We have assumed that the persons to whom the Registered Shares will be issued will be identified in the Fund's books and records as record holders of the applicable Registered Shares.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your registration statement on Form N-1A relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP